Exhibit 21.1

Fred's, Inc.

SUBSIDIARIES OF REGISTRANT

Fred’s, Inc. has the following subsidiaries, all of which are 100% owned, directly or indirectly, by Fred’s, Inc.:

Name	State of Incorporation
Fred’s Stores of Tennessee, Inc.	Delaware
National Equipment Management and Leasing, Inc.	Tennessee
Reeves-Sain Drug Store, Inc.	Tennessee
National Pharmaceutical Network, Inc.	Florida
Summit Properties – Jacksboro, LLC	Arkansas
Summit Properties – Bridgeport, LLC	Arkansas
505 N. Main Opp, LLC	Delaware